June 10, 2011
VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Pamela A. Long, Assistant Director

Re:	Beazer Homes USA, Inc.
Form 10-K for the Fiscal Year Ended September 30, 2010
Form 8-K/A filed May 11, 2011
Dear Ms. Long:
          This letter is being submitted by Beazer Homes USA, Inc. (the “Company”), in response to the additional comments provided by the Staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter dated June 9, 2011 (the “Comment Letter”) with respect to the above-referenced Form 8-K/A, filed by the Company.
          For your convenience, we have set forth each comment from the Comment Letter in bold typeface and have included the Company’s response below it. The numbered paragraphs in this letter correspond to the numbered paragraphs of the Comment Letter. The terms “we,” “us,” and “our” in the responses refer to the Company.
Amendment No. 1 to Form 8-K
1.	Please provide us with sufficient information to understand how the Company calculated the impact of the Company’s change in accounting for the unvested shares of common stock. Please also help us understand how you determined this revision does not represent a correction of an error and correspondingly did not require you to treat it as a correction of an error for disclosure purposes. Please tell us what consideration you gave to the following:

Securities and Exchange Commission
June 10, 2011

•	Filing a Form 10-Q/A for the period ended March 31, 2011 to reflect the correction of the error identified in your Form 8-K/A;

•	Full compliance with FASB ASC 250-10-45-23 and FASB ASC 250-10-50-7 through 50-10;

•	Including a prominent restatement footnote in the financial statements that describes the restatement related to the return of the unvested shares of common stock;

•	Labeling the appropriate columns on your financial statements as restated; and

•	Filing an Item 4.02 Form 8-K.
If you determined that this revision was not material, please provide us with your materiality assessment pursuant to SAB Topic 1:M and 1:N. Your materiality assessment should address both quantitative and qualitative considerations including but not limited to the difference in the underlying accounting treatment of the return of the unvested shares of common stock and your disclosures.
    Response
The Company issued a press release containing preliminary results for the quarter ended March 31, 2011 on May 3, 2011, which press release was included as an exhibit to the Form 8-K furnished to the SEC on May 3, 2011. At the time of such press release, the Company was in discussions with the Office of the Chief Accountant of the SEC (the “OCA”) regarding the accounting for the return on unvested shares of the Company’s common stock; however, no agreement had been reached with the OCA prior to the issuance of the preliminary results. Subsequent to the May 3, 2011 press release and the filing of the Form 8-K, the Company concluded our discussions with the OCA and the outcome of such discussions were reflected in the Company’s financial statements for the period ended March 31, 2011 included in our Form 10-Q filed May 10, 2011. We believe the results included in the Form 10-Q are consistent with the agreement reached with the OCA on the matter. Therefore, no revisions are required to the financial statements included in our Form 10-Q.

So that the financial statements included with the Company’s earnings release would be consistent with those included with the Form 10-Q and would reflect the result of the discussions with the OCA, on May 10, 2011, the Company issued an updated earnings release. This updated press release was furnished to the SEC on the Form 8-K/A filed on May 11, 2011. The Company noted in the May 10, 2011 press release that the changes were the result of the guidance the Company had received from the OCA.
*   *   *   *   *
In preparing our response to the Staff’s comments, the Company acknowledges that
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	the Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking action with respect to the filing; and

Securities and Exchange Commission
June 10, 2011

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
          Please direct any further questions or comments you may have regarding our response to the SEC Staff’s comments to me at (770) 829-3728.

Sincerely,
/s/ Kenneth F. Khoury
Kenneth F. Khoury
Executive Vice President and General Counsel

cc:	Jessica Dickerson, Securities and Exchange Commission, Staff Attorney
Robert L. Salomon, Beazer Homes USA, Inc., Senior Vice President, Chief Accounting Officer and Controller
Patrick W. Macken, Esq., Troutman Sanders LLP